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                             January 8, 2024

       Nick Langton
       Chief Executive Officer
       Alta Global Group Ltd
       Level 1, Suite 1, 29-33 The Corso
       Manly, New South Wales 2095

                                                        Re: Alta Global Group
Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed December 22,
2023
                                                            File No. 333-275618

       Dear Nick Langton:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed December 22, 2023

       Exhibits

   1. Counsel's legal opinion contains an assumption (located at paragraph (b)) as to the power and authority for each
party, however, this assumption is overly broad. Counsel may make this assumption as to
parties other than the Company, but not as to the Company itself.
                                                        Also, the assumption
(located at paragraph (c)) appears to assume that the Company has taken all corporate
actions necessary to authorize the issuance of the securities, and such an assumption is not
permissible. Refer to Legality and Tax Opinions in Registered
                                                        Offerings: Staff Legal
Bulletin No. 19 located at our web-site for guidance. Please have counsel revise the
opinion to remove such assumptions.
 Nick Langton
FirstName
Alta GlobalLastNameNick Langton
            Group Ltd
Comapany
January    NameAlta Global Group Ltd
        8, 2024
January
Page 2 8, 2024 Page 2
FirstName LastName
       Please contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services